Exhibit 99.1

JBS S.A.

Condensed interim financial statements and the report on review of the interim financial information

As of March 31, 2024 and 2023

i

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Parte, Chácara Santo Antônio
CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone 55 (11) 3940-1500

kpmg.com.br

Report on the review of interim financial information (ITR)

To the Shareholders and Board of Directors of

JBS S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of JBS S.A. (“the Company”) contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2024, which comprises the statement of financial position as of March 31, 2024 and the related statement of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Other matters

Statements of Value Added

The interim financial information mentioned above includes Statements of Value Added, individual and consolidated, for the three-month period ended March 31, 2024, prepared under the responsibility of the Company’s management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 14, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa
Accountant CRC 1SP235639/O-0

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	2,316,628	4,458,670	16,477,431	22,122,405
Margin cash	3	166,668	64,754	845,054	641,283
Trade accounts receivable	4	3,077,935	2,575,423	16,679,679	16,416,149
Inventories	5	4,464,320	4,016,197	26,203,803	24,696,583
Biological assets	6	-	-	8,587,409	8,289,048
Recoverable taxes	7	1,610,886	1,537,885	4,458,112	4,449,734
Derivative assets		29	42,746	216,202	425,043
Other current assets		152,357	314,282	1,637,647	1,564,678
TOTAL CURRENT ASSETS		11,788,823	13,009,957	75,105,337	78,604,923

NON-CURRENT ASSETS
Recoverable taxes	7	6,022,452	5,754,089	8,733,709	8,444,560
Biological assets	6	-	-	2,583,396	2,573,041
Related party receivables	8	872,670	1,807,878	583,100	573,955
Deferred income taxes	9	-	-	3,747,257	3,751,335
Derivative assets		254,621	396,698	254,621	396,698
Other non-current assets		572,091	568,573	1,624,836	1,545,468
		7,721,834	8,527,238	17,526,919	17,285,057
Investments in equity-accounted investees, associates and joint venture	10	42,857,089	41,640,588	229,735	274,021
Property, plant and equipment	11	13,657,165	13,509,618	63,511,344	62,541,120
Right of use assets	12.1	142,259	135,801	8,436,941	8,257,855
Intangible assets	13	194,289	204,312	9,634,664	9,612,859
Goodwill	14	9,085,970	9,085,970	29,875,626	29,556,234
TOTAL NON-CURRENT ASSETS		73,658,606	73,103,527	129,215,229	127,527,146
TOTAL ASSETS		85,447,429	86,113,484	204,320,566	206,132,069

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	3,997,429	4,468,136	22,963,539	25,450,974
Supply chain finance	15	1,841,158	1,466,235	4,713,529	4,589,870
Loans and financing	16	988,002	1,297,393	3,814,331	4,316,360
Income taxes	17	-	-	526,729	403,022
Other taxes payable	17	241,036	238,006	686,632	697,157
Payroll and social charges	18	1,128,396	1,208,139	6,042,449	6,280,042
Lease liabilities	12.2	63,585	62,454	1,733,027	1,707,172
Dividends payable		160	160	1,938	1,938
Provisions for legal proceedings	19	-	-	1,009,432	955,866
Derivative liabilities		85,745	42,513	457,443	698,361
Other current liabilities		1,253,449	1,230,467	2,682,947	2,813,379
TOTAL CURRENT LIABILITIES		9,598,960	10,013,503	44,631,996	47,914,141
NON-CURRENT LIABILITIES
Loans and financing	16	10,161,428	11,950,708	92,777,268	92,505,465
Income and other taxes payable	17	219,982	232,324	451,841	456,865
Payroll and social charges	18	1,919,672	1,965,664	2,307,326	2,374,674
Lease liabilities	12	98,216	88,576	7,379,433	7,206,761
Deferred income taxes	9	3,043,789	3,136,770	6,622,397	6,585,412
Provisions for legal proceedings	19	575,532	559,310	1,520,467	1,529,624
Related party payables	8	15,284,988	14,459,311	-	-
Other non-current liabilities		339,577	356,179	542,730	560,821
TOTAL NON-CURRENT LIABILITIES		31,643,184	32,748,842	111,601,462	111,219,622
EQUITY	20
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(754,143)	(773,537)	(754,143)	(773,537)
Other reserves		29,066	30,513	29,066	30,513
Profit reserves		15,379,953	15,379,953	15,379,953	15,379,953
Accumulated other comprehensive income		4,326,749	5,138,004	4,326,749	5,138,004
Retained earnings		1,647,454	-	1,647,454	-
Attributable to company shareholders		44,205,285	43,351,139	44,205,285	43,351,139
Attributable to non-controlling interest		-	-	3,881,823	3,647,167
TOTAL EQUITY		44,205,285	43,351,139	48,087,108	46,998,306
TOTAL LIABILITIES AND EQUITY		85,447,429	86,113,484	204,320,566	206,132,069

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of income for the three month period ended March 31, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
NET REVENUE	21	13,157,545	11,212,439	89,147,141	86,683,729
Cost of sales	25	(11,090,987)	(9,754,480)	(77,466,493)	(79,069,560)
GROSS PROFIT		2,066,558	1,457,959	11,680,648	7,614,169
Selling expenses	25	(1,133,451)	(868,956)	(5,473,633)	(5,775,307)
General and administrative expenses	25	(581,699)	(545,950)	(2,619,931)	(2,670,822)
Other incomes		1,772	5,160	105,038	425,696
Other expenses		(4,840)	(3,300)	(111,485)	(202,938)
NET OPERATING EXPENSES		(1,718,218)	(1,413,046)	(8,100,011)	(8,223,371)
OPERATING PROFIT (LOSS)		348,340	44,913	3,580,637	(609,202)
Finance income	22	218,522	293,042	833,209	631,472
Finance expense	22	(1,009,111)	(1,148,182)	(2,560,533)	(2,185,571)
FINANCE INCOME (EXPENSE)		(790,589)	(855,140)	(1,727,324)	(1,554,099)
Share of profit of equity-accounted investees, net of tax	10	1,593,256	(676,261)	(32,353)	14,418
PROFIT (LOSS) BEFORE TAXES		1,151,007	(1,486,488)	1,820,960	(2,148,883)
Current income taxes	9	402,019	44,302	(18,871)	(34,840)
Deferred income taxes	9	92,981	(10,417)	5,035	754,222
TOTAL INCOME TAXES		495,000	33,885	(13,836)	719,382
NET INCOME (LOSS)		1,646,007	(1,452,603)	1,807,124	(1,429,501)
ATTRIBUTABLE TO:
Company shareholders		1,646,007	(1,452,603)	1,646,007	(1,452,603)
Non-controlling interest		-	-	161,117	23,102
		1,646,007	(1,452,603)	1,807,124	(1,429,501)
Basic and diluted earnings (losses) per share - common shares (R$)	23	0.74	(0.65)	0.74	(0.65)

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of comprehensive income for the three month period ended March 31, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
Net income (loss)		1,646,007	(1,452,603)	1,807,124	(1,429,501)
Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments		470,752	(604,437)	541,638	(659,590)
Gain (loss) on net investment in foreign operations		(262,154)	317,938	(262,154)	317,938
Gain on cash flow hedge	26 c3.1	2,509	6,241	2,509	6,241
Deferred income tax on cash flow hedge	26 c3.1	(853)	(2,122)	(853)	(2,122)
Valuation adjustments to equity in subsidiaries		(1,035,080)	10,482	(1,035,080)	10,482
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		18,370	19,485	22,276	23,620
Income tax on gain associated with pension and other postretirement benefit obligations		(4,799)	(2,841)	(5,819)	(3,438)
Total other comprehensive loss		(811,255)	(255,254)	(737,483)	(306,869)

Comprehensive income (loss)		834,752	(1,707,857)	1,069,641	(1,736,370)
Total comprehensive income (loss) attributable to:
Company shareholders		834,752	(1,707,857)	834,752	(1,707,857)
Non-controlling interest		-	-	234,889	(28,513)
		834,752	(1,707,857)	1,069,641	(1,736,370)

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of changes in equity for the three month period ended March 31, 2024 and 2023
In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction(1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non- controlling interest	Total equity
BALANCE ON DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	4,003,823	174,904	4,711,458	-	46,344,166	3,464,765	49,808,931
Net income		-	-	-	-	-	-	-	-	-	-	(1,452,603)	(1,452,603)	23,102	(1,429,501)
Foreign currency translation adjustments		-	-	-	-	-	-	-	-	-	(604,437)	-	(604,437)	(55,153)	(659,590)
Gain on net investment in foreign operations		-	-	-	-	-	-	-	-	-	317,938	-	317,938	-	317,938
Losses on cash flow hedge, net of tax		-	-	-	-	-	-	-	-	4,119	-	-	4,119	-	4,119
Valuation adjustments to equity in subsidiaries		-	-	-	-	-	-	-	-	10,482	-	-	10,482	-	10,482
Losses associated with pension and other postretirement benefit obligations, net of tax		-	-	-	-	-	-	-	-	16,644	-	-	16,644	3,538	20,182
Total comprehensive income		-	-	-	-	-	-	-	-	31,245	(286,499)	(1,452,603)	(1,707,857)	(28,513)	(1,736,370)
Share-based compensation		-	-	6,243	-	-	-	-	-	-	-	-	6,243	1,299	7,542
Realization of other reserves		-	-	-	-	(1,531)	-	-	-	-	-	1,531	-	-	-
Dividend to non-controlling		-	-	-	-		-	-	-	-	-	-	-	(12,120)	(12,120)
Others		-	-	-	-	-	-	-	-	-	-	-	-	(16)	(16)
MARCH 31, 2023		23,576,206	211,879	(1,044,055)	30,464	34,966	2,801,185	11,848,048	4,003,823	206,149	4,424,959	(1,451,072)	44,642,552	3,425,415	48,067,967

DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	-	43,351,139	3,647,167	46,998,306
Net income (loss)		-	-	-	-	-	-	-	-	-	-	1,646,007	1,646,007	161,117	1,807,124
Foreign currency translation adjustments		-	-	-	-	-	-	-	-	-	470,752	-	470,752	70,886	541,638
Gain on net investment in foreign operations (2)		-	-	-	-	-	-	-	-	-	(262,154)	-	(262,154)	-	(262,154)
Losses on cash flow hedge, net of tax	26 c3.1	-	-	-	-	-	-	-	-	1,656	-	-	1,656	-	1,656
Gain associated with pension and other postretirement benefit obligations, net of tax		-	-	-	-	-	-	-	-	13,571	-	-	13,571	2,886	16,457
Valuation adjustments to equity in subsidiaries		-	-	-	-	-	-	-	-	(1,035,080)	-	-	(1,035,080)	-	(1,035,080)
Total comprehensive income		-	-	-	-	-	-	-	-	(1,019,853)	208,598	1,646,007	834,752	234,889	1,069,641
Share-based compensation		-	-	19,394	-	-	-	-	-	-	-	-	19,394	4,106	23,500
Realization of other reserves		-	-	-	-	(1,447)	-	-	-	-	-	1,447	-	-	-
Dividend to non-controlling		-	-	-	-	-	-	-	-	-	-	-	-	(3,883)	(3,883)
Others		-	-	-	-	-	-	-	-	-	-	-	-	(456)	(456)
MARCH 31, 2024		23,576,206	211,879	(996,486)	30,464	29,066	2,801,185	8,477,409	4,101,359	(850,987)	5,177,736	1,647,454	44,205,285	3,881,823	48,087,108

(1)	Refers to changes in the equity of investees arising from PPC’s share repurchase and share-based compensation.
(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of cash flows for the three month period ended March 31, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2024	2023	2024	2023
Cash flows from operating activities
Net income (loss)		1,646,007	(1,452,603)	1,807,124	(1,429,501)
Adjustments for:
Depreciation and amortization	6, 12, 13 e 14	229,343	207,601	2,696,922	2,592,830
Expected credit losses	4	24,662	21,290	22,637	23,280
Share of profit of equity-accounted investees	10	(1,593,256)	676,261	32,353	(14,418)
(Gain) Loss on sales of assets		(24,680)	2,281	(26,048)	(55,509)
Tax expense (benefit)	9	(495,000)	(33,885)	13,836	(719,382)
Net finance income/expense	22	790,589	855,140	1,727,324	1,554,099
Share-based compensation		-	-	23,500	7,542
Provisions for legal proceedings	19	50,948	51,243	70,853	107,999
Net realizable value inventory adjustments	5	1,926	(12,301)	(44,356)	(10,204)
Antitrust agreements	19	-	-	23,234	71,166
Impairment of goodwill and property, plant and equipment		-	-	-	107,513
Fair value adjustment for biological assets	6	-	-	(574,022)	452,924
		630,539	315,027	5,773,357	2,688,339
Changes in assets and liabilities:
Trade accounts receivable		(414,392)	1,246,042	232,354	1,041,155
Inventories		(450,048)	181,091	(1,092,152)	(591,851)
Recoverable taxes		(306,405)	(161,651)	(326,870)	(390,074)
Other current and non-current assets		158,352	(58,003)	(335,196)	194,375
Biological assets		-	-	(313,259)	(695,332)
Trade accounts payable and supply chain finance		(228,520)	(1,044,947)	(3,129,462)	(4,764,504)
Taxes paid in installments		(62,724)	(65,625)	(62,724)	(65,625)
Other current and non-current liabilities		223,502	176,941	(485,414)	(404,561)
Antitrust agreements payment		-	-	(446)	-
Income taxes paid		-	-	(138,646)	(54,627)
Changes in operating assets and liabilities		(1,080,235)	273,848	(5,651,815)	(5,731,044)
Cash provided by (used in) operating activities		(449,696)	588,875	121,542	(3,042,705)
Interest paid		(365,359)	(292,314)	(1,621,923)	(1,641,781)
Interest received		57,460	52,419	334,386	285,294
Net cash flows provided by (used in) operating activities		(757,595)	348,980	(1,165,995)	(4,399,192)
Cash flow from investing activities
Purchases of property, plant and equipment		(347,978)	(182,041)	(1,407,294)	(1,718,250)
Proceeds from sale of property, plant and equipment		29,188	7,480	59,378	72,367
Proceeds of intangible assets	13	(1,205)	(3,953)	(11,750)	(10,416)
Additional investments in equity-accounted investees		(167,951)	(397,152)	-	-
Acquisitions/ incorporations, net of cash acquired		-	-	(7,269)	4,617
Dividends received	10	15,000	7,500	15,000	7,500
Related party transactions		1,434,425	(2,674,150)	1,290	1,300
Other		-	-	-	8,306
Cash provided by (used in) investing activities		961,479	(3,242,316)	(1,350,645)	(1,634,576)
Cash flow from financing activities
Proceeds from loans and financings		21,820	4,327,501	348,842	5,127,504
Payments of loans and financings		(2,312,601)	(1,396,417)	(3,312,015)	(2,571,611)
Derivatives instruments received/settled		(12,133)	12,620	(36,970)	89,851
Margin cash withdraw/(applied in)		(101,913)	48,776	65,073	38,220
Dividends paid to non-controlling interest		-	-	(3,883)	(12,120)
Payments of leasing contracts		(19,295)	(9,995)	(524,166)	(550,471)
Cash provided by (used in) financing activities		(2,424,122)	2,982,485	(3,463,119)	2,121,373
Effect of exchange rate changes on cash and cash equivalents		78,196	(63,440)	334,785	(305,089)
Net change in cash and cash equivalents		(2,142,042)	25,709	(5,644,974)	(4,217,484)
Cash and cash equivalents beginning of period		4,458,670	2,096,334	22,122,405	13,182,158
Cash and cash equivalents at the end of period		2,316,628	2,122,043	16,477,431	8,964,674

Non-cash transactions:

		Company		Consolidated
	Notes	2024	2023	2024	2023
Non-cash additions to right of use assets and lease liabilities	12	29,553	24,807	735,012	568,202
Capitalized interests	11	17,350	33,046	54,596	118,688
Property, plant and equipment transfer		-	-	-	24,493

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of economic value added the three month period ended March 31, 2024 and 2022

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2024	2023	2024	2023
Revenue
Sales of goods and services	13,430,198	11,439,545	90,218,992	87,557,037
Other income (expense)	(268)	5,671	1,106	203,088
Expected credit losses	(24,662)	(21,290)	(22,424)	(23,280)
	13,405,268	11,423,926	90,197,674	87,736,845
Goods
Cost of services and goods sold	(9,677,575)	(8,749,481)	(54,435,689)	(56,503,774)
Materials, energy, services from third parties and others	(1,945,365)	(1,565,311)	(16,248,335)	(17,005,872)
	(11,622,940)	(10,314,792)	(70,684,024)	(73,509,646)
Gross added value	1,782,328	1,109,134	19,513,650	14,227,199
Depreciation and Amortization	(229,343)	(207,601)	(2,696,922)	(2,592,830)
Net added value generated	1,552,985	901,533	16,816,728	11,634,369
Net added value by transfer
Share of profit of equity-accounted investees, net of tax	1,593,256	(676,261)	(32,353)	14,418
Financial income	218,522	293,042	833,209	631,472
Others	1,956	(1,285)	(2,884)	3,299
	1,813,734	(384,504)	797,972	649,189
NET ADDED VALUE TOTAL TO DISTRIBUTION	3,366,719	517,029	17,614,700	12,283,558

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	806,973	608,185	9,609,775	9,009,222
Benefits	126,351	104,233	2,015,051	1,853,645
FGTS (Brazilian Labor Social Charge)	54,095	43,682	143,618	121,264
	987,419	756,100	11,768,444	10,984,131
Taxes and contribution
Federal	(473,592)	(50,875)	393,499	(397,970)
State	231,194	103,321	671,290	382,441
Municipal	8,601	6,268	8,856	6,633
	(233,797)	58,714	1,073,645	(8,896)
Capital Remuneration from third parties
Interests and exchange variation	896,433	1,119,360	2,432,251	2,128,103
Rents	9,565	10,903	225,844	214,030
Others	61,092	24,555	307,392	395,691
	967,090	1,154,818	2,965,487	2,737,824
Owned capital remuneration
Net income (loss) attributable to company shareholders	1,646,007	(1,452,603)	1,646,007	(1,452,603)
Non-controlling interest	-	-	161,117	23,102
	1,646,007	(1,452,603)	1,807,124	(1,429,501)
ADDED VALUE TOTAL DISTRIBUTED	3,366,719	517,029	17,614,700	12,283,558

The accompanying notes are an integral part of these condensed interim financial statements.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

1	Background Information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. These individual and consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the period ended March 31, 2024 and were authorized by the Board of Directors on May 14, 2024.

The financial statements presented below include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries, in Brazil and abroad.

1.1	Main operating events that occurred during the period:

1.1.1 New York Civil complaint: On February 28, 2024, the New York Attorney General’s Office filed a civil complaint in the state Supreme Court against the indirect subsidiaries JBS USA Food Company and JBS USA Food Company Holdings. The claim assumes that consumers were misled by statements by the Company that assured commitment to reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks disgorgement of profits, civil penalties, attorney’s fees and other relief. Based on the opinion of the Company’s legal advisors, we are confident that we will be successful in our defense strategy.

1.1.2 Registration of debts with the Securities Exchange Commission (SEC): On March 27, 2024, the Group filed with the securities commission of the United States of America, the Securities and Exchange Commission (“SEC”) the Offer to Exchange the 13 existing series of debt securities (“Old Bonds”), not registered at the SEC, for new registered debt securities (“New Bonds”).

1.2 Seasonality: In the chicken business, globally, fluctuations are historically greater in the first half of the year, in which the sales volume of some of our special product lines suffers, variations resulting from some holidays, such as Christmas, New Year and Easter. For the beef industry in the United States, during the second and third quarters, the beef industry experiences seasonal demand for beef products that is highest in the summer and fall months in the Northern Hemisphere when weather patterns allow for more activity around the world. outdoors, however in Australia at the end of the fourth quarter a reduction in slaughter was observed due to the lower availability of cattle during the rainy season, which makes transporting the animals difficult. As for the pork sector in the United States and Australia, the greatest demand for pork occurs in the first and fourth quarters, when the availability of pigs combined with holidays increase demand.

2	Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard “IAS” 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of March 31, 2024 do not include all footnotes and information required to be considered “complete financial statements” due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2022) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the Board of Directors on March 26, 2024. The parent company’s individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1	Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2	New standards, amendments and interpretations

a.	Standards, amendments and interpretations recently issued and adopted by the Company

IAS 7/CPC 26 and IFRS 7/CPC 40 – Supplier financing agreements (“Risk Withdrawn”)

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

b.	New standards, amendments and interpretations that are not yet effective

IAS 21/CPC 02 – IAS 21/CPC 02 – Effect of changes in exchange rates and conversion of financial statements

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

3	Cash and cash equivalents and margin cash

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Cash on hand and at banks	135,799	531,461	6,095,582	8,863,520
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	2,180,829	3,927,209	10,381,849	13,258,885
Cash and cash equivalents total	2,316,628	4,458,670	16,477,431	22,122,405

Margin cash	-	-	405,012	88,068
Investments in Treasury bills	166,668	64,754	440,042	553,215
Margin cash total	166,668	64,754	845,054	641,283
Total	2,483,296	4,523,424	17,322,485	22,763,688

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

At March 31, 2024, the availability under Brasil revolving credit facilities was US$450 million (R$2.3 billion at March 31, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at March 31, 2024, was US$2.9 billion (R$14.5 billion at March 31, 2024) and US$2.9 billion (R$14 billion at December 31, 2023).

4	Trade accounts receivable

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Current receivables:
Domestic sales	1,255,105	746,465	9,115,314	9,296,795
Foreign sales	1,544,231	1,626,049	4,666,865	4,127,529
Subtotal	2,799,336	2,372,514	13,782,179	13,424,324
Overdue receivables:
From 1 to 30 days	185,474	155,627	2,104,729	1,925,636
From 31 to 60 days	47,642	50,765	235,926	451,089
From 61 to 90 days	36,024	6,018	128,582	142,768
Above 90 days	263,985	233,938	874,145	911,619
Expected credit losses	(247,619)	(232,988)	(423,425)	(411,088)
Present value adjustment	(6,907)	(10,451)	(22,457)	(28,199)
Subtotal	278,599	202,909	2,897,500	2,991,825
Trade accounts receivable, net	3,077,935	2,575,423	16,679,679	16,416,149

Present value adjustment: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest rate used to calculate the present value of outstanding receivables on March 31, 2024 was 1.0% per transaction (1.2% per transaction at December 31, 2023).The present value adjustment is recognized as an offset to sales of products and services.

The Company and its subsidiaries enter into credit assignment transactions with financial institutions, where these institutions acquire trade accounts receivable balances held against certain third-party customers in the domestic and foreign markets. The terms of the assignment transactions result in a permanent transfer of the risks and benefits to the financial institutions.

Changes in expected credit losses:	Company		Consolidated
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Initial balance	(232,988)	(252,719)	(411,088)	(431,170)
Additions	(24,662)	(21,290)	(22,637)	(23,280)
Write-offs/ Reversals	7,809	45,548	11,847	52,625
Exchange rate variation	2,222	(8,435)	(1,547)	(6,631)
Closing balance	(247,619)	(236,896)	(423,425)	(408,456)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

5	Inventories

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Finished products	2,799,455	2,514,584	16,279,041	14,990,882
Work in process	646,527	673,840	2,668,247	2,837,178
Raw materials	708,104	523,377	3,899,007	3,674,716
Supplies	310,234	304,396	3,357,508	3,193,807
	4,464,320	4,016,197	26,203,803	24,696,583

Changes in the realizable value of inventories is recognized in the financial statements as “Cost of sales” and is presented below:

	Company		Consolidated
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Initial balance	(29,878)	(58,110)	(276,254)	(310,581)
Additions	(1,962)	(35,092)	(62,523)	(149,988)
Write-offs	36	47,393	106,879	160,192
Exchange rate variation	-	-	(4,917)	2,753
Closing balance	(31,804)	(45,809)	(236,815)	(297,624)

6	Biological assets

Changes in biological assets:

	Consolidated
	Current		Non-current
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Initial balance	8,289,048	9,710,693	2,573,041	2,619,066
Business combination	-	(117,390)	-	-
Increase by reproduction (born) and cost to reach maturity	14,017,095	16,067,644	1,694,000	1,131,566
Reduction for slaughter, sale or consumption	(15,480,981)	(17,080,022)	(88,608)	(92,296)
Purchase	520,674	658,953	294,924	213,852
Decrease by death	(626,861)	(178,972)	(16,984)	(25,393)
Fair value adjustments	574,022	(452,924)	-	-
Reclassification from non-current to current	1,164,136	416,048	(1,164,136)	(416,048)
Exchange rate variation	130,276	(151,689)	58,191	(50,826)
Changes in fair value (including amortization of breeders)	—	—	(767,032)	(714,606)
Closing balance	8,587,409	8,872,341	2,583,396	2,665,315

7	Recoverable taxes

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Value-added tax on sales and services - ICMS/IVA/VAT/GST	1,132,261	1,128,414	4,584,454	4,452,222
Social contribution on billings - PIS and COFINS	1,690,706	1,751,100	2,306,728	2,432,254
Withholding income tax - IRRF/IRPJ	4,736,214	4,333,343	6,089,367	5,792,623
Excise tax - IPI	19,060	22,645	103,329	106,528
Reintegra	28,745	29,904	42,094	43,111
Other	26,352	26,568	65,849	67,556
	7,633,338	7,291,974	13,191,821	12,894,294

Current Asset	1,610,886	1,537,885	4,458,112	4,449,734
Non-current Asset	6,022,452	5,754,089	8,733,709	8,444,560
	7,633,338	7,291,974	13,191,821	12,894,294

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

8	Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from transactions between related parties at market conditions and prices. Amounts charged include borrowing costs, interest and rate differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Related party receivables	872,670	1,807,878	583,100	573,955
Related party payables	(15,284,988)	(14,459,311)	—	—
	(14,412,318)	(12,651,433)	583,100	573,955

			Statement of financial position accounts		Financial income (expense)
		Transference of costs	March 31,	December 31,
	Currency	(administrative and funding)	2024	2023	2024	2023
8.1 Company

a) Direct subsidiaries
- JBS Investments Luxembourg S.à.r.l	US$	2.52% to 3.64% p.y.	(8,886,476)	(8,057,016)	(66,138)	(70,971)
- JBS Confinamento Ltda.	R$	CDI + 4% p.y.	6,293	(3,784)	144	5,747
- JBS Embalagens Metálicas Ltda	R$	CDI + 4% p.y.	592	54	1	1
- Brazservice Ltda.	R$	CDI + 4% p.y.	-	-	-	1,383
- Enersea Ltda.	R$	CDI + 4% p.y.	-	-	-	3
b) Indirect subsidiaries
- Seara Holding Ltda.	R$	-	(6,398,511)	(6,398,511)	-	-
- JBS Luxembourg S.à.r.l	US$	1.83% to 7.3% p.y.	-	-	-	(24,409)
- Seara Alimentos Ltda.	R$	CDI + 4% p.y.	239,093	1,224,227	(4,888)	(379,039)
- JBS Leather Paraguay Srl	GUA	7.00% p.y.	9,897	9,642	111	114
- JBS Leather Argentina S.A.U.	US$	-	33,694	-	-	-

8.2 Other related parties
- J&F Investimentos S.A. (1)	R$	IPCA	581,329	570,936	10,394	13,151
- J&F Oklahoma Holdings, Inc.	R$	3.4%	-	-	-	1,876
- Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	1,771	3,019	41	122
Total			(14,412,318)	(12,651,433)	(60,335)	(452,022)

(1)	It refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and some former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F undertook to pay the total updated amount of R$581,329, to be paid in accordance with the terms and conditions specified in the agreement.

The transactions above refer to working capital funding. Settlement in the future shall be through a capital contribution/ capital reduction or dividends distribution.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individual balances which are equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

					Purchases/Services		Sale of products/Services
	Accounts receivable		Accounts payable		rendered		provided
COMPANY	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	2024	2023	2024	2023
Direct subsidiaries
JBS Confinamento Ltda.	1,344	2,138	47,239	28,021	45,814	185,809	774	3,913
JBS Toledo N.V.	30,537	11,096	—	—	—	—	67,105	92,235
JBS Chile Limitada	5,087	20,820	20	318	1,015	—	7,860	—
Brazservice Ltda.	—	—	—	—	—	30,034	—	13,527
Conceria Priante Srl	20,535	20,443	—	—	—	—	16,396	2,485
Indirect subsidiaries
Seara Alimentos Ltda.	199,190	228,076	53,151	52,593	59,871	55,292	678,313	598,591
JBS Global UK Limited	93,759	105,667	—	—	—	—	97,837	138,645
JBS Aves Ltda.	5,203	5,658	21,278	20,900	1,818	897	30,571	35,213
Weddel Limited	—	5,497	—	—	—	—	—	21,395
Sampco, LLC	123,909	96,505	—	—	—	—	143,676	222,206
Meat Snacks Partners do Brasil Ltda.	27,745	16,255	—	—	4	—	109,111	100,011
JBS Asia Limited	—	—	326,627	266,286	123,887	43,833	—	—
JBS Leather Asia Limited	107,254	69,532	—	—	—	—	135,152	77,800
JBS USA Holding Lux S.à.r.l.	139,083	260,857	2,772	—	—	20	246,762	436,125
Seara Comércio de Alimentos Ltda.	—	2,197	—	3,859	—	4,811	—	8,559
JBS Australia Pty.Ltd.	—	3,096	—	—	—	—	—	39,123
Other related parties
Agropecuária Santa Luzia Ltda.	—	59	—	122	—	2,204	—	3,054
JBJ Agropecuária Ltda.	3,262	4,252	1,721	1,941	393,188	436,048	6,660	3,943
Flora Produtos de Higiene e Limpeza S.A	54,668	33,536	—	2	—	—	86,365	73,638
Eldorado Brasil Celulose S.A.	—	246	—	—	—	23	—	1,257
Banco Original S.A	—	34	—	—	—	—	—	25
Prima Foods S.A.	—	506	97	2,047	3,643	19,094	4	1,809
Agropecuaria Nelore Parana Ltda	—	—	10,185	3,870	33,962	—	—	—
JBS Australia Pty Limited	8,521	—	344	—	—	—	20,647	—
Guiabolso Pagamentos Ltda	—		16,723		60,032	—	—	—
	820,097	886,470	480,157	379,959	723,234	778,065	1,647,233	1,873,554

Other financial transactions in the Company

The Company and a few of its subsidiaries entered into an agreement in which Banco Original (Related party) acquires trade accounts receivables held against certain of the Company's customers in the domestic and foreign markets. The assignments are measured at market value through a permanent transfer of the risks and benefits to Banco Original of all trade accounts receivable. At March 31, 2024, the unpaid balance of transferred receivables was R$2,719,690 (R$2,664,506 at December 31, 2023) in the Company, and R$5,634,573 (R$5,158,611 at December 31, 2023) in the Consolidated, respectively. For the three month period ended March 31, 2024, the Company incurred financial costs related to this operation in the amount of R$74,874 (R$165,304 at March 31, 2023) in the Company, and R$160,295 (R$375,142 at March 31, 2023) in the Consolidated, respectively, recognized in these interim financial statements as financial expenses.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

At March 31, 2024, the Company and a few of its subsidiaries hold investments with Banco Original, in the amount of R$1,825,588 (R$1,482,874 at December 31, 2023) in the Company and R$4,413,148 (R$3,783,589 at December 31, 2023) in the Consolidated, recognized as cash and cash equivalents, respectively. The short term investments, CDB and similar investments have earnings similar to CDI (Certificado de Depósito Interbancário), according to both maturity and amount established at the start date of the investment, following market practices. For the three month period ended March 31, 2024, the Company earned interest from these investments in the amount of R$17,135 (R$7,478 at March 31, 2023) in the Company, and R$46,797 (R$17,159 at March 31, 2023) in the Consolidated, respectively, recognized in these interim financial statements as financial income.

The Company enters into future delivery agreements for livestock with certain suppliers, including the related party JBJ Agropecuária Ltda.("JBJ"), ensuring a fixed price when purchasing cattle without a cash impact in the Company until the maturity date of these commitments. Based on this contract of future delivery, JBJ already anticipated with the financial institutions in the supply chain finance modality. At March 31, 2024 the balance of this transaction was R$401,100 (R$299.8 at December 31, 2023).

The Company purchases residues generated from cattle slaughter for rendering operations with Prima Foods S.A. (formerly called Mata Boi Alimentos S.A.).

The Company sponsor´s a youth-directed business school, whose mission is to educate future leaders by offering free, high-quality education. During the three month period ended March 31, 2024 the Company made donations in the amount of R$44,915 (R$13,785 at March 31, 2023) recognized in these interim financial statements as general and administrative expenses.

The Company is a member of the JBS Pela Amazônia Fund, a non-profit association whose objective is to promote and finance initiatives and projects aimed at the sustainable development of the Amazon Biome. In the period ended March 31, 2024, the Company made donations in the amount of R$3,600, recorded in the interim financial statements as administrative expenses.

The Company includes the related party Original Corporate Corretora de Seguros Ltda. on the bid for insurance renewal. If hired, the contracts are carried out at market value.

No expected credit losses or bad debts relating to related party transactions were recorded during the three month period ended March 31, 2024 and 2023.

Remuneration of key management

The Company's key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the three month period ended March 31, 2024 and 2023 is the following:

	2024	2023
Salaries and wages	8,522	10,156
Variable cash compensation	82,214	96,000
	90,736	106,156

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and Investor Relations and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

9 Income taxes

a. Composition of deferred tax income and social contribution

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023

Deferred income taxes assets	—	—	3,747,257	3,751,335
Deferred income taxes liabilities	(3,043,789)	(3,136,770)	(6,622,397)	(6,585,412)
	(3,043,789)	(3,136,770)	(2,875,140)	(2,834,077)

	Company
	December 31, 2023	Income statement	March 31, 2024

Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	3,718	84,888
Provisions for contingencies	190,166	5,515	195,681
Present value adjustment - Trade accounts receivable	3,553	(1,205)	2,348
Right of use assets	5,178	1,466	6,644
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	(4,985)	4,213	(772)
Hedge operations (2)	(134,159)	74,947	(59,212)
Accrued liabilities	162,827	(44,790)	118,037
Realization of other reserves	(254,252)	745	(253,507)
Cut-off Adjustment	—	63,116	63,116
Other temporary differences	62,503	14,247	76,750
Deferred taxes, net	(3,136,770)	92,981	(3,043,789)

	Company
	December 31, 2022	Income statement	3/31/20243
Tax losses and negative basis of social contribution	—	87,473	87,473
Expected credit losses on trade accounts receivable	88,021	(5,522)	82,499
Provisions for contingencies	162,583	13,417	176,000
Present value adjustment - Trade accounts receivable	3,318	(315)	3,003
Right of use assets	2,732	338	3,070
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,090	(2,061)	29
Hedge operations (2)	61,197	(15,950)	45,247
Accrued liabilities	184,190	(84,668)	99,522
Realization of other reserves	(257,332)	789	(256,543)
Other temporary differences	35,849	(3,918)	31,931
Deferred taxes, net	(2,995,114)	(10,417)	(3,005,531)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments (1)	March 31, 2024
Tax losses and negative basis of social contribution	4,067,527	(149,959)	38,465	—	3,956,033
Expected credit losses on trade accounts receivable	184,384	10,566	2,397	—	197,347
Provisions for contingencies	607,063	4,840	3,126	—	615,029
Present value adjustment - Trade accounts receivable	37,024	7,181	—	—	44,205
Tax credits - Foreign subsidiaries	114,666	(121)	3,667	(119)	118,093
Labor accidents accruals	38,377	(2,365)	1,207	—	37,219
Pension plan	57,882	(2,145)	1,833	(5,528)	52,042
Accrued liabilities	1,118,141	44,869	29,874	—	1,192,884
Non-deductible interests	1,026,154	46,735	33,240	—	1,106,129
Right of use assets	123,053	4,039	1,348	—	128,440
Goodwill amortization	(4,124,007)	(21,592)	(14,576)	—	(4,160,175)
Present value adjustment - Trade accounts payable	(29,359)	9,720	—	—	(19,639)
Business combination	(2,150,748)	20,194	(62,188)	—	(2,192,742)
Inventory valuation	(1,002,560)	27,779	(31,844)	—	(1,006,625)
Hedge and hedge accounting operations (2)	(122,796)	75,076	—	(853)	(48,573)
Realization of other reserves	(559,848)	3,721	—	—	(556,127)
Accelerated depreciation and amortization	(2,489,809)	33,024	(79,373)	—	(2,536,158)
Cut-off adjustment	2,982	81,774	—	—	84,756
Other temporary differences	267,797	(188,301)	33,226	—	112,722
Deferred taxes, net	(2,834,077)	5,035	(39,598)	(6,500)	(2,875,140)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments (1)	March 31, 2024
Tax losses and negative basis of social contribution	3,387,144	822,043	(44,653)	—	4,164,534
Expected credit losses on trade accounts receivable	164,732	(10,339)	(1,181)	—	153,212
Provisions for contingencies	716,633	(47,552)	(5,344)	—	663,737
Present value adjustment - Trade accounts receivable	59,095	(8,662)	—	—	50,433
Tax credits - Foreign subsidiaries	68,855	(5,114)	(1,698)	37	62,080
Labor accidents accruals	32,032	2,088	(889)	—	33,231
Pension plan	54,708	5,298	(1,556)	(3,001)	55,449
Accrued liabilities	1,257,677	(101,724)	(27,098)	—	1,128,855
Non-deductible interests	399,481	38,977	(11,369)	—	427,089
Right of use assets	117,832	44,439	(2,463)	—	159,808
Goodwill amortization	(4,100,891)	(14,496)	11,599	—	(4,103,788)
Present value adjustment - Trade accounts payable	(42,292)	3,393	—	—	(38,899)
Business combination	(2,303,239)	(4,009)	55,395	—	(2,251,853)
Inventory valuation	(572,398)	(263,567)	20,859	—	(815,106)
Hedge and hedge accounting operations (2)	42,831	15,862	—	5,563	64,256
Realization of other reserves	(575,927)	3,873	—	—	(572,054)
Accelerated depreciation and amortization	(3,061,949)	265,648	74,730	—	(2,721,571)
Other temporary differences	404,874	8,064	(15,823)	10,218	407,333
Deferred taxes, net	(3,950,802)	754,222	50,509	12,817	(3,133,254)

(1)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to the direct subsidiary Brazservice Ltda. incorporated in the Company; deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos; gains associated with pension and other postretirement benefit obligations in the United States of America; impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 26 - Risk management and financial instruments.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	2024	2023	2024	2023
Profit (loss) before income taxes (PBT)	1,151,007	(1,486,488)	1,820,960	(2,148,883)
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(391,342)	505,406	(619,126)	730,620
Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	541,707	(229,929)	(10,997)	4,902
Investments grants (3)	144,955	224,989	263,253	692,487
International rate differences - Foreign subsidiaries	—	—	174,910	(92,877)
Net income arising from foreign subsidiaries (4)	181,848	(438,025)	147,351	(438,025)
Transfer pricing adjustment	(12,415)	(7,650)	(12,415)	(7,650)
Unrecognized tax benefits	42,963	—	(52,974)	(392,450)
Non-taxable interest - Foreign subsidiaries	—	—	30,437	173,639
Donations and social programs (3)	(10,396)	(12,070)	(10,396)	(12,070)
SELIC interests on tax credits	1,606	950	3,642	5,247
Other permanent differences	(3,926)	(9,786)	72,479	55,559
Current and deferred income tax (expense) income	495,000	33,885	(13,836)	719,382
Current income tax	402,019	44,302	(18,871)	(34,840)
Deferred income tax	92,981	(10,417)	5,035	754,222
	495,000	33,885	(13,836)	719,382
% IT/PBT	43.01%	2.28%	(0.76)%	33.48%

Additional information: analysis of the variation in the effective rate:

The Company believes that due to the origin and non-recurrence of specific events certain items should not be excluded from the effective tax rate disclosure such as deferred tax effects on goodwill amortization; unrecognized tax benefits and income tax on realization of the other reserves (since it is not relate to the net operating income); and v) effects of investments grants from priors years. Therefore, the adjusted effective rate excluding the aforementioned effects, in the three month period ended at March 31, 2024 and 2023, the adjusted effective rate would be 39,21% and2,23% in the Company and 3,13% and 42,60% in the Consolidated; and in the three month period ended March 31, 2024 and 2023, the adjusted effective rate would be -6.66% and -0,64% in the Company and -12,37% and -17,35% in Consolidated.

(3)	The Company and its subsidiaries recognize investments grants given by state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the income statement are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the three month period ended March 31, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of 5,4 billion (R$2.1 billion as of the three month period ended March 31, 2023), of which R$2.18 billion of presumed credit (R$2.1 billion as of the three month period ended March 31, 2023) and R$3.22 billion of reduction and exemption from ICMS, (zero as of the three month period ended March 31, 2023) excluded from its calculation basis for income tax and social contribution.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain on the fiscal year of 2024 of R$263 million referring to the presumed credit.

On June 12, 2023, the ruling on Special Appeals n. 1,945,110 and 1,987,158 (Repetitive Topic 1182), which discusses the requirement for IRPJ and CSLL on amounts related to ICMS tax incentives, different from those granted in the form of presumed credits. The ruling in question stated that the taxes in question are not due, as long as the requirements of article 30 of Law no. 12,973/2014, given that the Company recorded the profit reserve referred to in article 195-A of Law no. 6,404/76. On August 31, 2023, Provisional Measure No. 1185/23 was published, which changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14, which was converted into Law on December 29, 2023 through Law No. 14,789, the effects of which will be observed for the year 2024.

(4)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to the donations made by the Company, as described in Note 25 – Expenses by nature.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Global Minimum Tax:

From 2024, Pillar II rules come into force in several countries, impacting multinationals operating in these jurisdictions.

The Company, as it is subject to such global Pillar II standards, decided to apply the exception for recognition and disclosure of information on deferred tax assets and liabilities, as well as estimated additional payment related to income tax due to measurement uncertainties and impacts.

We emphasize that the Company and its subsidiaries are monitoring potential impacts that this new rule could bring to the Group.

10  Investments in equity-accounted investees, associates and joint venture

Changes in the Company's investments:

				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	March 31, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	(613)	80,026
JBS Confinamento Ltda.	346,365	—	—	—	(13,188)	333,177
Conceria Priante Srl	93,959	—	808	—	(1,148)	93,619
JBS Leather International B.V.	550,351	—	17,917	41,649	(6,360)	603,557
Meat Snacks Partners, LLC. (2)	188,431	(15,000)	6,179	(5,721)	(39,144)	134,745
JBS Asset Management Corporation	94,604	—	2,986	—	(4,694)	92,896
JBS Investments Luxembourg S.à.r.l. (3)	40,061,058	167,951	1,278,166	(1,871,855)	1,652,626	41,287,946
JBS Toledo N.V.	202,936	—	1,775	—	5,103	209,814
JBS Chile Limitada	21,935	—	(1,620)	—	674	20,989
JBS Finance Luxembourg S.à.r.l.	310	—	10	—	—	320
Total	41,640,588	152,951	1,306,221	(1,835,927)	1,593,256	42,857,089

(1)	Refers to changes in the equity of investees arising from subsidiaries of the functional currency dollar of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currency of its subsidiaries, such as Australian dollar, Canadian dollar, Pound sterling, Euro, Mexican peso, among others.

(2)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.

(3)	The Company sent cash to the direct subsidiary JBS Investments Lux.

Changes in the Consolidated's investments:

Refers to investments in associate and joint venture:

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	March 31, 2024
Meat Snacks Partners, LLC.(4)	50%	188,431	(15,000)	458	(39,144)	134,745
JBS Foods Ontario, Inc.	100%	77,430	—	2,536	6,845	86,811
Birla Societá Agricola Srl	20%	8,160	—	73	(54)	8,179
Total		274,021	(15,000)	3,067	(32,353)	229,735

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

11	Property, plant and equipment

Changes in property, plant and equipment:

	December 31,	Additions net of		Depreciation	March 31,
Company	2023	transferences (1)	Disposals	expense	2024
Buildings	3,787,295	21,720	(18)	(49,071)	3,759,926
Land	2,278,266	221	-	-	2,278,487
Machinery and equipment	3,136,140	86,725	(567)	(81,995)	3,140,303
Facilities	1,926,755	52,160	(1)	(32,175)	1,946,739
Computer equipment	75,093	4,458	(60)	(4,485)	75,006
Vehicles (land and air)	707,698	1,339	(3,816)	(24,641)	680,580
Construction in progress	1,528,857	175,271	-	-	1,704,128
Other	69,514	6,559	(46)	(4,031)	71,996
	13,509,618	348,453	(4,508)	(196,398)	13,657,165

	December 31,	Additions net of		Depreciation	March 31,
Company	2022	transferences (1)	Disposals	expense	2023
Buildings	3,580,188	22,884	—	(61,899)	3,541,173
Land	1,749,340	4,179	(81)	—	1,753,438
Machinery and equipment	3,066,247	91,158	(1,149)	(77,810)	3,078,446
Facilities	1,797,795	114,557	(3)	(28,410)	1,883,939
Computer equipment	41,814	2,369	(79)	(3,935)	40,169
Vehicles (land and air)	515,344	101,661	(8,391)	(20,469)	588,145
Construction in progress	2,214,667	(124,509)	—	—	2,090,158
Other	62,468	2,788	(58)	(3,004)	62,194
	13,027,863	215,087	(9,761)	(195,527)	13,037,662

	December 31,	Additions net of		Depreciation	Exchange	March 31,
Consolidated	2023	transferences (1)	Disposals	expense	rate variation	2024
Buildings	20,842,498	545,422	(11,594)	(316,111)	309,511	21,369,726
Land	5,856,709	62,465	(3,566)	—	53,990	5,969,598
Machinery and equipment	20,868,860	871,538	(7,018)	(763,173)	357,866	21,328,073
Facilities	3,698,925	202,188	(45)	(63,800)	3,968	3,841,236
Computer equipment	805,067	83,782	(195)	(60,445)	18,935	847,144
Vehicles (land and air)	1,320,041	59,400	(9,675)	(55,708)	6,547	1,320,605
Construction in progress	7,923,847	(495,873)	(971)	—	84,860	7,511,863
Other	1,225,173	116,093	(266)	(47,722)	29,821	1,323,099
	62,541,120	1,445,015	(33,330)	(1,306,959)	865,498	63,511,344

	December 31,	Additions net of		Depreciation	Exchange	March 31,
Consolidated	2022	transferences (1)	Disposals	expense	rate variation	2023
Buildings	19,722,714	1,362,023	(7,223)	(318,404)	(321,054)	20,438,056
Land	5,512,969	4,242	(160)	—	(72,315)	5,444,736
Machinery and equipment	19,998,538	1,796,168	(84,330)	(745,539)	(357,652)	20,607,185
Facilities	3,001,689	570,658	(29)	(52,327)	(192)	3,519,799
Computer equipment	606,623	43,874	(1,640)	(47,848)	(9,449)	591,560
Vehicles (land and air)	1,121,272	168,675	(10,876)	(50,510)	(19,254)	1,209,307
Construction in progress	11,084,915	(2,150,976)	—	—	(131,836)	8,802,103
Other	1,122,072	42,274	(44,606)	(44,774)	(17,685)	1,057,281
	62,170,792	1,836,938	(148,864)	(1,259,402)	(929,437)	61,670,027

(1)	Additions for each category includes transfer from construction in progress during the period.

For three month period ended March 31, 2024, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$17.350 (R$33.046 at December 31, 2023) and R$54.596 (R$116.688 at December 31, 2023) in the Consolidated. The capitalization rate used at March 31, 2024 was 9.29% p.y., in the Company and 4.90% p.y. in the Consolidated (8,41% p.y., in The Company and 4.40% p.y. in the Consolidated at December 31, 2023)

Annually, the Company tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the course of the year.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

12	Leases

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 12.62% p.y. in the Company and 8.22% p.y. in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

12.1	Right of use asset

Changes in the right of use assets:

	December 31,		Terminated		March 31,
Company	2023	Additions (1)	contracts	Amortization	2024
Buildings	22,633	5,439	—	(5,225)	22,847
Computer equipment	51,240	—	—	(7,914)	43,326
Machinery and equipment	37,956	11,180	(1,378)	(5,633)	42,125
Operating plants	11,999	—	—	(1,357)	10,642
Land	505	—	—	(95)	410
Vehicles (land)	11,468	12,934	—	(1,493)	22,909
	135,801	29,553	(1,378)	(21,717)	142,259

	December 31,			March 31,
Company	2022	Additions (1)	Amortization	2023
Buildings	30,041	444	(3,819)	26,666
Computer equipment	10,728	—	(1,952)	8,776
Machinery and equipment	12,747	5,921	(2,309)	16,359
Operating plants	623	16,958	(1,101)	16,480
Land	253	575	(148)	680
Vehicles (land)	272	895	(99)	1,068
	54,664	24,793	(9,428)	70,029

	December 31,		Terminated		Exchange rate	March 31,
Consolidated	2023	Additions (1)	contracts	Amortization	variation	2024
Growing facilities	3,899,030	194,101	(106,250)	(203,106)	60,701	3,844,476
Buildings	2,576,093	368,286	(67,170)	(111,171)	24,910	2,790,948
Computer equipment	75,203	284	—	(11,736)	—	63,751
Machinery and equipment	436,204	87,504	(8,107)	(54,700)	6,275	467,176
Operating plants	95,348	2,917	—	(7,331)	157	91,091
Land	92,882	846	—	(3,209)	(312)	90,207
Vehicles (land, air and sea)	1,083,095	74,124	(382)	(92,502)	24,957	1,089,292
	8,257,855	728,062	(181,909)	(483,755)	116,688	8,436,941

	December 31,		Terminated		Exchange rate	March 31,
Consolidated	2022	Additions (1)	contracts	Amortization	variation	2023
Growing facilities	4,299,324	160,344	(37,872)	(204,651)	(62,275)	4,154,870
Buildings	2,227,940	264,357	(6,769)	(95,381)	(35,621)	2,354,526
Computer equipment	48,089	—	(284)	(5,174)	(1)	42,630
Machinery and equipment	547,282	30,993	(400)	(67,552)	(9,847)	500,476
Operating plants	97,601	18,023	—	(7,864)	(152)	107,608
Land	102,478	862	—	(3,214)	(2,925)	97,201
Vehicles (land, air and sea)	1,052,178	86,133	(4,208)	(99,417)	(28,855)	1,005,831
	8,374,892	560,712	(49,533)	(483,253)	(139,676)	8,263,142

(1)	Additions for each category includes PIS and COFINS to be paid.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

12.2	Lease liabilities

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023

Undiscounted lease payments	180,442	168,452	11,202,682	10,953,118
Present value adjustment	(18,641)	(17,422)	(2,090,222)	(2,039,185)
	161,801	151,030	9,112,460	8,913,933
Breakdown:
Current liabilities	63,585	62,454	1,733,027	1,707,172
Non-current liabilities	98,216	88,576	7,379,433	7,206,761
	161,801	151,030	9,112,460	8,913,933

Changes in the lease liabilities:

	December 31,		Interest		Terminated	March 31,
Company	2023	Additions	accrual	Payments	contracts	2024
Lease liabilities	151,030	29,553	2,307	(19,295)	(1,794)	161,801

	December 31,		Interest		March 31,
Company	2022	Additions	accrual	Payments	2023
Lease liabilities	62,698	24,807	1,547	(9,995)	79,057

	December 31,		Interest		Terminated	Exchange rate	March 31,
Consolidated	2023	Additions	accrual	Payments	contracts	variation	2024
Lease liabilities	8,913,933	735,012	126,512	(583,356)	(198,246)	118,605	9,112,460

	December 31,		Interest		Terminated	Exchange rate	March 31,
Consolidated	2022	Additions	accrual	Payments	contracts	variation	2023
Lease liabilities	8,984,008	568,202	118,833	(606,640)	(43,768)	(146,083)	8,874,552

The amounts recognized as lease expense are shown below:

	Company		Consolidated
	2024	2024	2024	2023
Variable lease payments	2,793	2,404	621,906	681,281
Short term lease liability	6,356	4,945	184,702	191,708
Non-material lease liability	788	1,604	1,386	6,821
	9,937	8,953	807,994	879,810

The non-current portion of the lease liabilities schedule is as follows:

	March 31, 2024
	Company	Consolidated
2025	32,931	1,429,137
2026	30,610	1,222,575
2027	22,428	963,471
2028	18,688	745,023
2029	579	657,135
Maturities thereafter 2029	3,151	4,012,168
Total Future Minimum Lease Payments	108,387	9,029,509
Present Value of Lease Liabilities	(10,171)	(1,650,076)
Leases payable - non-current	98,216	7,379,433

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

13	Intangible assets

Changes in intangible assets:

Company	December 31, 2023	Additions	Amortization expenses	March 31, 2024
Amortizing:
Trademarks	171,628	—	(9,831)	161,797
Softwares	30,448	1,205	(1,397)	30,256
Others	2,236	—	—	2,236
	204,312	1,205	(11,228)	194,289

Company	December 31, 2022	Additions	Amortization expenses	March 31, 2023
Amortizing:
Trademarks	10,487	—	(1,240)	9,247
Softwares	20,534	3,953	(1,406)	23,081
	31,021	3,953	(2,646)	32,328

Consolidated	December 31, 2023	Additions	Amortization expenses	Exchange rate variation	March 31, 2024
Amortizing:
Trademarks	1,651,771	1,005	(37,377)	18,504	1,633,903
Softwares	120,746	8,861	(6,034)	100	123,673
Customer relationships	2,353,676	—	(90,712)	59,466	2,322,430
Supplier contract	135,931	—	(4,748)	1,482	132,665
Others	5,049	83	(305)	80	4,907
Non-amortizing:
Trademarks	5,290,539	1,801	—	68,534	5,360,874
Water rights	55,147	—	—	1,065	56,212
	9,612,859	11,750	(139,176)	149,231	9,634,664

Consolidated	December 31, 2022	Additions	Disposals	Amortization expenses	Exchange rate variation	March 31, 2023
Amortizing:
Trademarks	1,648,336	—	—	(28,911)	(96,953)	1,522,472
Softwares	109,985	10,618	(292)	(6,182)	(253)	113,876
Customer relationships	2,868,194	—	—	(95,239)	(57,161)	2,715,794
Supplier contract	159,187	—	—	(4,886)	(1,584)	152,717
Others	4,345	128	(146)	(351)	(98)	3,878
Non-amortizing:
Trademarks	5,479,137	108	—	—	(20,196)	5,459,049
Water rights	59,205	—	—	—	(1,741)	57,464
	10,328,389	10,854	(438)	(135,569)	(177,986)	10,025,250

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the three month period ended March 31, 2024, there were no indications of impairment.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

14	Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Changes in goodwill:

	Consolidated
	March 31, 2024	March 31, 2023
Initial balance	29,556,234	30,412,362
Business combination adjustments	—	64,206
Exchange rate variation	319,392	(920,334)
Closing balance	29,875,626	29,556,234

	Consolidated
CGU	March 31, 2024	December 31, 2023
Brazil Beef	9,069,926	9,069,926
Seara	3,713,518	3,713,132
Moy Park	3,849,522	3,764,512
USA Pork	3,470,031	3,362,447
Australia Meat	1,343,748	1,359,994
Australia Smallgoods	1,485,735	1,503,698
Pilgrim’s Food Masters (PFM)	1,660,018	1,629,983
Others CGUs without significant goodwill	5,283,128	5,152,542
Total	29,875,626	29,556,234

The Company tests annually. For the three month period ended March 31, 2024 there were no indications that goodwill within any CGU was impaired.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

15	Trade accounts payable

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Domestic
Commodities	2,085,778	2,613,599	6,638,897	8,527,807
Materials and services	1,344,555	1,103,675	14,852,095	15,120,057
Finished products	250,324	251,126	184,854	184,266
Present value adjustment	(12,647)	(36,772)	(57,895)	(95,094)
	3,668,010	3,931,628	21,617,951	23,737,036
Foreign
Commodities	—	55,948	35,990	151,795
Materials and services	329,399	480,235	1,299,606	1,552,561
Finished products	20	325	9,992	9,582
	329,419	536,508	1,345,588	1,713,938
Total trade accounts payable	3,997,429	4,468,136	22,963,539	25,450,974

Supply chain finance (1)
Domestic	1,841,158	1,466,235	4,677,189	4,552,484
Foreign	—	—	36,340	37,386
Total supply chain finance	1,841,158	1,466,235	4,713,529	4,589,870
Total	5,838,587	5,934,371	27,677,068	30,040,844

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. It should be emphasized, operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Company enters into purchase agreements for livestock with certain suppliers ensuring a fixed price, or to fix, when purchasing cattle, without a cash impact in the Company until the receiving the cattle or maturity date of these commitments. Based on this future commitment contract, JBJ has already advanced this operation with the banks under the supply chain finance modality. At March 31, 2024 the balance of this transaction was R$509,341 (R$358,139 at December 31, 2023).

16	Loans and financing

	Company
	Average
	annual		Index on		Current		Non-current
	interest		variable	Payment	March 31,	December 31,	March 31,	December 31,
Type	rate	Currency	rate loans	terms	2024	2023	2024	2023
Foreign currency
ACC	8.40%	USD	—	2024	—	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	26,776	—	844,059
FINIMP	6.48%	USD e EUR	Euribor	2025	89,981	151,490	1,249	3,131
Working capital - American Dollar	8.97%	USD	SOFR	2024 - 30	1,821	1,751	12,359	12,359
CRA	4.92%	USD	—	2028	4,533	2,139	192,113	186,218
					96,335	434,670	205,721	1,045,767
Local currency
Credit note - export	14.20%	BRL	CDI	2024 - 30	1,615	11,066	4,817	1,035,206
CRA	10.38%	BRL	CDI e IPCA	2024 - 37	778,625	721,645	9,915,942	9,746,977
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2023 - 28	—	24,597	—	79,061
CDC	15.97%	BRL	—	2024 - 28	109,859	103,101	34,948	43,670
FINAME	5.98%	BRL	—	2024 - 25	1,568	2,314	—	27
					891,667	862,723	9,955,707	10,904,941
					988,002	1,297,393	10,161,428	11,950,708

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	Average				Current		Non-current
	annual			Payment	March 31,	December 31,	March 31,	December 31,
Type	interest rate	Currency	Indexer	terms	2024	2023	2024	2023

Foreign currency
ACC	8.40%	USD	—	2024	—	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	26,776	—	844,059
FINIMP	6.48%	USD e EUR	Euribor	2025	89,981	151,490	1,249	3,131
White Stripe credit facility	8.45%	USD e CAD	—	-	—	14,001	—	—
Working capital - American Dollar	8.97%	USD	SOFR	2024 - 30	1,821	1,751	12,359	12,359
CRA	4.92%	USD	—	2028	4,533	2,139	192,113	186,218
Scott credit facilities	2.20%	USD	—	2023	—	—	—	8,787
Others	7.70%	USD	—	2024	22,852	—	—	—
					119,187	448,671	205,721	1,054,554
Local currency
FINAME	5.98%	BRL	—	2024 - 25	1,568	2,314	—	27
Prepayment	8.22%	GBP, USD	BoE, SOFR	2024 - 25	69,488	265,814	—	290,478
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	26,370	55,878	4,932,474	4,774,587
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	38,411	93,045	4,431,275	4,291,318
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	11,676	5,248	389,149	377,065
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	14,739	36,106	2,932,185	2,838,018
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	72,515	154,486	6,195,473	6,002,878
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	31,226	7,567	2,440,859	2,398,080
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	56,622	18,557	4,901,907	4,746,125
Notes 3,63% JBS Lux 2032	3.63%	USD	—	2032	38,236	80,990	4,767,804	4,766,124
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	294,466	142,668	10,002,773	9,687,901
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	23,982	149,596	7,877,914	7,630,203
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	32,240	78,957	4,433,383	4,295,380
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	167,787	40,648	7,621,764	7,394,040
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	173,868	90,382	4,414,113	4,275,904
Notes 4,25% PPC 2031	4.25%	USD	—	2031	97,911	43,436	4,920,943	4,765,795
Notes 3,50% PPC 2032	3.50%	USD	—	2032	13,115	50,834	4,453,868	4,314,489
Notes 6,25% PPC 2033	6.25%	USD	—	2033	78,066	212,649	4,918,475	4,763,926
Notes 6,88% PPC 2034	6.88%	USD	—	2034	80,624	36,983	2,422,862	2,345,983
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2024 - 28	—	24,597	—	79,061
Working capital - Euros	3.10%	EUR	Euribor	2024 - 28	80,776	83,507	49,449	49,314
Credit note - export	14.20%	BRL	CDI	2024 - 30	5,051	14,103	8,511	1,039,597
CDC	15.97%	BRL	—	2024 - 28	109,859	103,101	34,948	43,670
Rural - Credit note - Prefixed	10.73%	BRL	—	2024	1,196,835	1,176,088	—	—
CRA	10.38%	BRL	CDI e IPCA	2024 - 37	778,625	721,645	9,915,942	9,746,977
Scott credit facilities	7.69%	USD, EUR	—	2025	—	97,247	—	2,561
Beardstown Pace credit facilities	3.65%	USD	—	2050	—	32,383	—	313,232
JBS Australia feedlot	2.76%	AUD	—	2028	—	4,807	—	164,861
Others	4.68%	Several	Several	2031	201,088	44,053	505,476	53,317
					3,695,144	3,867,689	92,571,547	91,450,911
					3,814,331	4,316,360	92,777,268	92,505,465

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, LIBOR, Euribor, SOFR, IPCA, TJLP, among others.

At March 31, 2024, the availability under Brasil revolving credit facilities was US$450 million (R$2.3 billion at March 31, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at March 31, 2024, was US$2.9 billion (R$14.5 billion at March 31, 2024) and US$2.9 billion (R$14 billion at December 31, 2023).

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The non-current portion of the principal payment schedule of loans and financing is as follows:

	March 31, 2024
Maturity	Company	Consolidated
2025	34,609	101,074
2026	7,507	76,868
2027	467,180	5,418,597
2028	880,362	5,491,445
2029	168,822	3,527,308
Maturities thereafter 2029	8,602,948	78,161,976
	10,161,428	92,777,268

16.1	Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at March 31, 2024 and until the date that these interim financial statements were approved.

17	Other taxes payable

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Taxes payable in installments	277,301	288,891	316,437	329,110
PIS / COFINS tax payable	48,562	74,531	136,129	158,964
ICMS / VAT / GST tax payable	52,651	52,630	182,237	171,067
Withholding income taxes	77,909	48,137	81,120	50,966
Others	4,595	6,141	422,550	443,915
Subtotal	461,018	470,330	1,138,473	1,154,022
Income taxes payable	—	—	526,729	403,022
Total	461,018	470,330	1,665,202	1,557,044
Breakdown:
Current liabilities	241,036	238,006	1,213,361	1,100,179
Non-current liabilities	219,982	232,324	451,841	456,865
	461,018	470,330	1,665,202	1,557,044

18	Payroll and social charges

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Social charges in installments	2,292,937	2,344,071	2,317,706	2,369,913
Bonus and vacation along with related social charges	413,610	335,059	3,477,558	3,563,866
Salaries and related social charges	324,506	478,270	2,232,742	2,437,111
Others	17,015	16,403	321,769	283,826
	3,048,068	3,173,803	8,349,775	8,654,716
Breakdown:
Current liabilities	1,128,396	1,208,139	6,042,449	6,280,042
Non-current liabilities	1,919,672	1,965,664	2,307,326	2,374,674
	3,048,068	3,173,803	8,349,775	8,654,716

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On March 31, 2024, the Company and its subsidiaries have recognized under “Social charges in installments” the amount of R$1.62 billion, in the Company and R$1.69 billion, in the Consolidated related to the FUNRURAL. For the three month period ended March 31, 2024, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of R$1.25 billion, in the Company and R$1.17 billion in the Consolidated.

19	Provisions for legal proceedings

The Company is part of several lawsuits arising in the ordinary course of business for which provisions are recognized based on estimated costs determined by Management as follows:

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Labor	250,141	252,703	519,754	522,881
Civil	137,723	128,135	1,377,109	1,311,937
Tax and Social Security	187,668	178,472	633,036	650,672
Total	575,532	559,310	2,529,899	2,485,490
Current liabilities	—	—	1,009,432	955,866
Non-current liabilities	575,532	559,310	1,520,467	1,529,624
	575,532	559,310	2,529,899	2,485,490

Changes in provisions:

	Company
		Additions, disposals
	December 31, 2023	and changes in prognosis	Payments	Monetary correction	March 31, 2024
Labor	252,703	26,784	(33,194)	3,848	250,141
Civil	128,135	19,266	(14,366)	4,688	137,723
Tax and social security	178,472	4,898	—	4,298	187,668
Total	559,310	50,948	(47,560)	12,834	575,532

	Company
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	March 31, 2023
Labor	252,392	29,537	(33,080)	8,519	257,368
Civil	77,765	16,345	(3,378)	8,290	99,022
Tax and social security	148,028	5,361	—	7,868	161,257
Total	478,185	51,243	(36,458)	24,677	517,647

	Consolidated
	December 31, 2023	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	March 31, 2024
Labor	522,881	64,148	(77,291)	10,003	13	519,754
Civil	1,311,937	53,016	(29,708)	11,082	30,782	1,377,109
Tax and social security	650,672	(23,077)	(1,376)	6,750	67	633,036
Total	2,485,490	94,087	(108,375)	27,835	30,862	2,529,899

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	March 31, 2023
Labor	517,958	57,217	(70,361)	16,137	(31)	520,920
Civil	1,162,505	109,832	(22,454)	20,699	(25,489)	1,245,093
Tax and social security	550,049	12,116	(463)	26,887	(54)	588,535
Total	2,230,512	179,165	(93,278)	63,723	(25,574)	2,354,548

In the subsidiary JBS USA:

a. Civil Proceedings: Refers to several class action lawsuits, alleging violations of federal and state antitrust, unfair competition, unfair enrichment, deceptive trade practice, and consumer protection laws on sales of beef, pork and chicken. For the three month period ended March 31, 2024 the indirect subsidiary JBS USA recognized an accrual in the amount of U$4,700 (R$23,482 at March 31, 2024). Also at March 31, 2024, were paid U$90 (R$450 at March 31, 2024). At March 31, 2024, the remaining accrual is U$202,040 (R$1,009,432 at March 31, 2024).

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

20	Equity

a.  Share capital: Share capital on March 31, 2024 was R$23,576,206 (R$23,576,206 at December 31, 2023), represented by 2,218,116,370 common shares, having no nominal value.

b.  Tax incentive reserve: The Company and its subsidiaries have grants granted by state governments, such as partial and full reduction of the tax base of certain goods in its production chain, in accordance with the regulations of each state and presumed ICMS tax credits. The appropriated amounts of these tax incentives as income in income are excluded in the calculation of taxes on income when the requirements set forth in current legislation are met.

At the three month period ended March 31, 2024, the Company and its subsidiaries calculated the amount of government grants totaling R$7,97 billion, of which R$3,87 billion will be recognized in the tax incentive reserve at the year-end financial statements, as the Company calculates enough accumulated profit.

21	Net revenue

	Company		Consolidated
	2023	2022	2023	2022
GROSS REVENUE
Sales of products and services
Domestic sales	7,988,098	7,167,445	69,942,161	69,430,842
Export sales	5,883,765	4,713,589	22,418,286	20,220,041
	13,871,863	11,881,034	92,360,447	89,650,883
SALES DEDUCTION
Returns and discounts	(441,665)	(441,489)	(2,141,454)	(2,093,846)
Sales taxes	(272,653)	(227,106)	(1,071,852)	(873,308)
	(714,318)	(668,595)	(3,213,306)	(2,967,154)
NET REVENUE	13,157,545	11,212,439	89,147,141	86,683,729

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

22.1	Customer contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. A contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	2024	2023	2024	2023
Trade accounts receivable	4	3,077,935	2,575,423	16,679,679	16,416,149
Contract liabilities		(676,581)	(652,228)	(920,806)	(1,571,478)
Total customer contract revenue		2,401,354	1,923,195	15,758,873	14,844,671

22	Net finance income (expense)

	Company		Consolidated
	2024	2023	2024	2023
Exchange rate variation	96,332	101,143	385,773	280,188
Fair value adjustments on derivatives	(240,161)	62,357	(376,893)	(76,505)
Interest expense (1)	(656,832)	(1,114,769)	(2,078,845)	(2,052,626)
Interest income (2)	122,190	129,542	447,436	351,284
Bank fees and others	(112,118)	(33,413)	(104,795)	(56,440)
	(790,589)	(855,140)	(1,727,324)	(1,554,099)

Financial income	218,522	293,042	833,209	631,472
Financial expense	(1,009,111)	(1,148,182)	(2,560,533)	(2,185,571)
	(790,589)	(855,140)	(1,727,324)	(1,554,099)

(1)	For the three month period ended March 31, 2024 and 2023, the amounts of R$337,205 and R$432,527, respectively, in the Company and R$1,489,398 and R$1,457,887, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the three month period ended March 31, 2024 and 2023, the amounts of R$37,251 and R$30,668, respectively, in the Company and R$137,567 and R$90,718, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

23	Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2023.

	2024	2023
Net income attributable to Company shareholders	1,646,007	(1,452,603)
Weighted average common shares outstanding	2,218,116,370	2,218,116,370
Weighted average - common shares outstanding	2,218,116,370	2,218,116,370

Basic earnings (losses) per share - (R$)	0.74	(0.65)

24	Operating segments and information by geographic area

There are no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2023.

The information by consolidated operational segments is as follows:

	2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	14,234,329	10,317,526	27,643,034	9,461,917	21,585,607	7,163,802	815,450	91,221,665	(2,074,524)	89,147,141
Adjusted EBITDA (2)	643,319	1,191,974	(48,598)	1,551,747	2,479,691	614,010	70	6,432,213	(3,364)	6,428,849

	2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	12,199,593	10,329,562	27,356,840	9,392,635	21,620,618	7,244,949	1,270,387	89,414,584	(2,730,855)	86,683,729
Adjusted EBITDA (2)	296,573	146,954	115,840	231,680	1,395,792	(17,662)	(3,811)	2,165,366	(3,011)	2,162,355

(1)	Includes intercompany and intersegment transactions.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

(2)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Operating profit (loss)
	2024	2023
Operating profit (loss)	3,580,637	(609,202)
Depreciation and amortization	2,696,922	2,592,830
Antitrust agreements (1)	23,237	71,166
Donations and social programs (2)	48,515	14,186
Impairment assets	—	108,189
Restructuring (3)	79,334	53,018
Other operating income (expense), net (4)	204	(67,832)
Total Adjusted EBITDA for operating segments - with elimination	6,428,849	2,162,355
Elimination reversal	3,364	3,011
Total Adjusted EBITDA for reportable segments	6,432,213	2,165,366

(1)	Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.

(2)	Refers to the donations, as described in Note 25 – Expenses by nature.

(3)	Refers to the project to implement multiple restructuring initiatives mainly at the indirect subsidiary Pilgrim’s Pride Corporation (PPC). Refers to the project to implement multiple restructuring initiatives at the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

(4)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses acquisitions, marketing of social programs, insurance claims, among others.

For additional information, the net revenue and total assets are present below segregated by geographic area.

	2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	52,345,448	24,877,247	6,521,555	7,246,404	401,239	91,391,893	(2,244,752)	89,147,141
Total assets	96,353,840	82,677,348	18,806,806	26,454,723	10,495,276	234,787,993	(30,467,427)	204,320,566

	2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	51,257,679	20,755,122	7,244,949	7,427,316	315,797	87,000,863	(317,134)	86,683,729
Total assets	95,082,776	85,569,078	18,223,728	25,648,160	10,110,309	234,634,051	(28,501,982)	206,132,069

(1)	Includes intercompany and intersegment transactions.

(2)	Including the holdings located in Europe that are part of the North American operation.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

25	Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company		Consolidated
	2024	2023	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(10,147,189)	(9,065,236)	(65,064,309)	(67,512,613)
Salaries and benefits	(782,953)	(574,356)	(10,020,280)	(9,297,514)
Depreciation and amortization	(160,845)	(114,888)	(2,381,904)	(2,259,433)
	(11,090,987)	(9,754,480)	(77,466,493)	(79,069,560)
Selling
Freights and selling expenses	(920,760)	(710,151)	(4,544,309)	(4,905,105)
Salaries and benefits	(123,092)	(107,662)	(394,238)	(359,951)
Depreciation and amortization	(7,664)	(27,968)	(67,854)	(86,400)
Advertising and marketing	(36,008)	(38,187)	(379,578)	(396,113)
Commissions	(28,448)	(7,800)	(75,562)	(55,641)
Net impairment losses	(17,479)	22,812	(12,092)	27,903
	(1,133,451)	(868,956)	(5,473,633)	(5,775,307)
General and administrative
Salaries and benefits	(270,503)	(226,876)	(1,525,250)	(1,459,234)
Fees, services held and general expenses	(201,847)	(240,143)	(775,765)	(879,239)
Depreciation and amortization	(60,834)	(64,745)	(247,164)	(246,997)
DOJ and Antitrust agreements	—	—	(23,237)	(71,166)
Donations and social programs (1)	(48,515)	(14,186)	(48,515)	(14,186)
	(581,699)	(545,950)	(2,619,931)	(2,670,822)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the company to support actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

As of March 31, 2024 in the Company and Consolidated, other income (expenses) includes gain (losses) of sale of assets, insurance claim, asset impairment expenses, restructuring expenses, among others.

The Company incurred expenses with internal research and development, in the amount of R$1,072 (R$1,426 at March 31, 2023), in the Company and R$36,114 (R$42,922 at March 31, 2023), in the Consolidated.

26	Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	1,939,567	3,594,468	9,834,601	12,791,962
National treasury bills	3	407,930	397,495	987,290	1,020,138
Derivative assets		254,650	439,444	470,823	821,741
Loans and receivables at amortized cost (2)
Cash at banks	3	135,799	531,461	6,095,582	8,863,520
Margin cash	3	—	—	405,012	88,068
Trade accounts receivable	4	3,077,935	2,575,423	16,679,679	16,416,149
Related party receivables	8	872,670	1,807,877	583,100	573,955
Total		6,688,551	9,346,168	35,056,087	40,575,533
Liabilities
Amortized cost
Loans and financing	16	(11,149,430)	(13,248,101)	(96,591,599)	(96,821,824)
Trade accounts payable and supply chain finance	15	(5,838,586)	(5,934,371)	(27,677,061)	(30,040,842)
Related party payables	8	(6,398,511)	(6,402,295)	—	—
Lease liabilities	12	(161,801)	(151,030)	(9,112,461)	(8,913,935)
Other financial liabilities (3)		(479,375)	(473,930)	(509,147)	(503,702)
Fair value through profit or loss
Derivative liabilities		(85,745)	(42,513)	(457,443)	(698,361)
Total		(24,113,448)	(26,252,240)	(134,347,711)	(136,978,664)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; (ii) the accounts receivable are short-term and net from expected losses.
(3)	The balances are related to commitments with third parties for investment.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Company and its subsidiaries do not have any financial instruments that utilize level 3 inputs.

	Company
	March 31, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	-	1,939,567	1,939,567	1,000,451	2,594,017	3,594,468
National treasury bills	407,930	-	407,930	397,495	-	397,495
Derivative assets	-	254,650	254,650	-	439,444	439,444
Financial liabilities
Derivative liabilities	-	85,745	85,745	-	42,513	42,513

	Consolidated
	March 31, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	-	9,834,601	9,834,601	1,000,451	11,791,511	12,791,962
National treasury bills	987,290	-	987,290	1,020,138	-	1,020,138
Derivative assets	-	470,823	470,823	-	821,741	821,741
Financial liabilities
Derivative liabilities	-	457,443	457,443	-	698,361	698,361

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on March 31, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	March 31, 2024			December 31, 2023
			Market Value			Market Value
Description	Principal	Price (% of the Principal)	of the Principal	Principal	Price (% of the Principal)	of the Principal
Notes 2,50% JBS Lux 2027	4,996,200	92.25%	4,608,745	4,841,300	92.10%	4,458,643
Notes 5,13% JBS Lux 2028	4,495,281	98.51%	4,428,077	4,357,170	99.66%	4,342,312
Notes 3,00% JBS Lux 2029	2,997,720	88.62%	2,656,610	2,904,780	88.24%	2,563,178
Notes 6,5% JBS Lux 2029	389,569	101.08%	393,792	377,491	99.27%	374,746
Notes 5,5% JBS Lux 2030	6,243,677	98.65%	6,159,137	6,051,625	98.55%	5,963,876
Notes 3,75% JBS Lux 2031	2,463,127	86.83%	2,138,610	2,420,650	86.45%	2,092,652
Notes 3,00% JBS Lux 2032	4,996,200	81.61%	4,077,249	4,841,300	81.66%	3,953,212
Notes 3,625% JBS Lux 2032	4,841,818	85.59%	4,143,918	4,841,300	85.60%	4,144,298
Notes 5,75% JBS Lux 2033	10,240,552	98.63%	10,100,052	9,924,665	99.35%	9,860,452
Notes 6,75% JBS Lux 2034	7,993,921	105.12%	8,403,449	7,746,080	105.27%	8,154,530
Notes 4,375% JBS Lux 2052	4,496,580	72.81%	3,273,780	4,357,170	74.36%	3,239,817
Notes 6,50% JBS Lux 2052	7,734,118	99.05%	7,660,257	7,504,015	100.71%	7,557,218
Notes 7.25% JBS Lux 2053	4,496,580	107.28%	4,823,931	4,357,170	109.34%	4,764,129
Notes 4,25% PPC 2031	4,996,200	90.14%	4,503,625	4,841,300	90.27%	4,369,999
Notes 3,5% PPC 2032	4,496,580	84.96%	3,820,385	4,357,170	84.47%	3,680,371
Notes 6,25% PPC 2033	4,996,200	102.44%	5,117,958	4,841,300	102.90%	4,981,794
Notes 6,875% PPC 2034	2,498,100	106.82%	2,668,396	2,420,646	108.05%	2,615,416
	83,372,423		78,977,971	80,985,132		77,116,643

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Risk management:

The Company during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the financials statements at December 31, 2023. There were no changes in the nature of these risks in the current period. Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a.	Interest rate risk

The Company understands that the quantitative data referring to the Company's interest rate exposure risk on March 31, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	2,347,497	75,631	6,677,515	4,567,894
Margin cash	166,668	64,754	562,467	152,822
Related party transactions	247,749	1,223,516	6,662	3,019
Credit note - export	(6,433)	(1,046,272)	(13,563)	(1,053,700)
CRA - Agribusiness Credit Receivable Certificates	(286,793)	(293,753)	(286,793)	(293,753)
Rural - Credit note	—	—	(3,343)	(5,847)
Subtotal	2,468,688	23,876	6,942,945	3,370,435
Derivatives (Swap)	(6,125,032)	(5,992,578)	(7,066,895)	(6,910,347)
Total	(3,656,344)	(5,968,702)	(123,950)	(3,539,912)
Liabilities exposure to the LIBOR rate:
Margin cash	—	—	305,985	250,540
CRA - Agribusiness Credit Receivable Certificates	(10,407,774)	(10,174,868)	(10,407,774)	(10,174,868)
Related party transactions	581,329	570,935	581,329	570,935
Treasury bills	—	—	—	134,183
Subtotal	(9,826,445)	(9,603,933)	(9,520,460)	(9,219,210)
Derivatives (Swap)	6,893,519	6,892,396	6,893,520	6,892,397
Total	(2,932,926)	(2,711,537)	(2,626,940)	(2,326,813)
Net exposure to the IPCA rate:
Working capital - Reais	—	(3,734)	—	(3,734)
Total	—	(3,734)	—	(3,734)
Liabilities exposure to the SOFR rate:
Prepayment	—	(870,835)	—	(1,360,264)
Working capital - USD	(14,180)	(14,110)	(14,180)	(14,110)
Total	(14,180)	(884,945)	(14,180)	(1,374,374)
Assets exposure to the CPI rate:
Margin cash	—	—	247,167	237,921
Total	—	—	247,167	237,921

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%
				Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	Current scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
CDI	Increase	10.65%	10.69%	(1,455)	(49)	15.98%	(194,700)	(6,494)	21.30%	(389,401)	(12,988)
				(1,455)	(49)		(194,700)	(6,494)		(389,401)	(12,988)

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
				Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	Current scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
IPCA	Increase	4.50%	4.51%	(309)	(268)	5.63%	(32,995)	(28,613)	6.75%	(65,991)	(57,226)
SOFR	Increase	5.34%	5.34%	—	—	6.68%	(189)	(189)	8.01%	(379)	(379)
CPI	Decrease	3.20%	3.19%	—	(17)	2.40%	—	(1,977)	1.60%	—	(3,955)
				(309)	(285)		(33,184)	(30,779)		(66,370)	(61,560)

			Company
			March 31, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	IPCA	2024	537,534	708,152	(554,035)	154,117	537,534	689,751	(540,408)	149,343
	IPCA	2027	387,000	464,395	(424,175)	40,220	387,000	457,602	(413,456)	44,146
	IPCA	2028	442,000	532,971	(496,772)	36,199	442,000	526,622	(484,293)	42,329
	IPCA	2030	1,400,000	1,705,488	(1,630,628)	74,860	1,400,000	1,697,548	(1,590,808)	106,740
Swap	IPCA	2031	1,392,904	1,614,452	(1,612,543)	1,909	1,398,524	1,616,904	(1,578,406)	38,498
	IPCA	2032	425,166	502,592	(524,853)	(22,261)	425,166	501,657	(510,557)	(8,900)
	IPCA	2036	91,135	112,138	(122,468)	(10,330)	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,022,507	1,253,332	(1,313,592)	(60,260)	1,040,017	1,288,602	(1,295,723)	(7,121)
			5,698,246	6,893,520	(6,679,066)	214,454	5,721,376	6,892,396	(6,532,987)	359,409

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

			Consolidated
			March 31, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	CDI	2024	880,000	939,041	(941,863)	(2,822)	880,000	915,329	(917,770)	(2,441)
	IPCA	2024	537,534	708,152	(554,035)	154,117	537,534	689,751	(540,408)	149,343
	IPCA	2027	387,000	464,395	(424,175)	40,220	387,000	457,602	(413,456)	44,146
	IPCA	2028	442,000	532,971	(496,772)	36,199	442,000	526,622	(484,293)	42,329
Swap	IPCA	2030	1,400,000	1,705,488	(1,630,628)	74,860	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,392,904	1,614,452	(1,612,543)	1,909	1,398,524	1,616,904	(1,578,406)	38,498
	IPCA	2032	425,166	502,592	(524,853)	(22,261)	425,166	501,657	(510,557)	(8,900)
	IPCA	2036	91,135	112,138	(122,468)	(10,330)	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,022,508	1,253,332	(1,313,593)	(60,261)	1,040,017	1,288,602	(1,295,723)	(7,121)
			6,578,247	7,832,561	(7,620,930)	211,631	6,601,376	7,807,725	(7,450,757)	356,968

b.	Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company's operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Company
	USD		EUR		GBP
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	1,811,344	2,767,180	146,785	161,775	14,750	16,901
Trade accounts receivable	1,412,030	1,530,322	325,870	237,649	35,586	38,864
Sales orders	2,605,856	2,345,443	232,166	257,417	65,826	81,782
Trade accounts payable	(286,495)	(246,588)	(35,232)	(27,667)	(6)	(237)
Operating subtotal	5,542,735	6,396,357	669,589	629,174	116,156	137,310
FINANCIAL
Advances to customers	-	(512,091)	-	(52,330)	-	—
Loans and financing	(296,345)	(1,464,859)	(5,710)	(15,579)	—	—
Financial subtotal	(296,345)	(1,976,950)	(5,710)	(67,909)	—	—
Operating financial subtotal	5,246,390	4,419,407	663,879	561,265	116,156	137,310

Total exposure	5,246,390	4,419,407	663,879	561,265	116,156	137,310
DERIVATIVES
Future contracts	(333,591)	697,909	(688,502)	(481,644)	(155,911)	(152,117)
Non-Deliverable Forwards (NDF´s)	(4,696,428)	(3,582,562)	—	—	—	—
Total derivatives	(5,030,019)	(2,884,653)	(688,502)	(481,644)	(155,911)	(152,117)
NET EXPOSURE IN R$	216,371	1,534,754	(24,623)	79,621	(39,755)	(14,807)
Net debt in foreign subsidiaries (1)	(75,102,428)	(71,531,166)	-	-	-	-

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP		MXN		AUD
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
OPERATING
Cash and cash equivalents	6,253,174	7,604,779	255,966	329,956	81,672	97,319	1,785,682	1,314,427	—	203
Trade accounts receivable	4,628,483	2,806,266	705,999	715,733	293,139	240,823	680,433	649,281	2,243	1,167
Sales orders	5,090,752	4,437,512	527,144	356,147	907,736	1,053,024	—	—	—	—
Trade accounts payable	(722,879)	(846,168)	(425,894)	(362,919)	(72,126)	(76,715)	(1,606,423)	(1,294,723)	(949)	(1,549)
Purchase orders	(350,116)	(274,549)	(102,162)	(87,203)	—	—	—	—	—	—
Operating subtotal	14,899,414	13,727,840	961,053	951,714	1,210,421	1,314,451	859,692	668,985	1,294	(179)
FINANCIAL
Advances to customers	(16,446)	(539,165)	(2,783)	(61,100)	(473)	(2,474)	—	—	—	—
Loans and financing	(318,463)	(1,485,299)	(5,710)	(15,579)	(69,488)	—	—	—	—	—
Financial subtotal	(334,909)	(2,024,464)	(8,493)	(76,679)	(69,961)	(2,474)	—	—	—	—
Operating financial subtotal	14,564,505	11,703,376	952,560	875,035	1,140,460	1,311,977	859,692	668,985	1,294	(179)

Total exposure	14,564,505	11,703,376	952,560	875,035	1,140,460	1,311,977	859,692	668,985	1,294	(179)
DERIVATIVES
Future contracts	(402,690)	(1,214,139)	(791,602)	(663,598)	(219,033)	(213,703)	—	—	—	—
Deliverable Forwards (DF´s)	(4,286,685)	(1,926,954)	269,555	325,834	(63,876)	(69,565)	485	—	13,315	13,778
Non-Deliverable Forwards (NDF´s)	(9,103,501)	(6,326,417)	(6,420)	24,550	(409,129)	(470,206)	—	—	—	—
Total derivatives	(13,792,876)	(9,467,510)	(528,467)	(313,214)	(692,038)	(753,474)	485	—	13,315	13,778
NET EXPOSURE IN R$	771,629	2,235,866	424,093	561,821	448,422	558,503	860,177	668,985	14,609	13,599

Net debt in foreign subsidiaries (1)	(75,102,428)	(71,531,166)	—	—	—	—	—	—	—	—

(1)	For currency hedging purposes, the Company includes in its exposure the net debt of foreign subsidiaries. Although these debts do not generate currency exposure in the Company's results (since they are abroad, and in the functional currency of each country), these debts in the consolidation are affected by the exchange rate, impacting shareholders' equity as exchange variation on investment, influencing the consolidated debt of the Company, and consequently the leverage indicators.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of R$):

		Closing	Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
Operating	Appreciation	4.9962	4.9220	(82,306)	(221,246)	3.7472	(1,385,684)	(3,724,853)	2.4981	(2,771,367)	(7,449,707)
Financial	Depreciation	4.9962	4.9220	4,401	(42,632)	3.7472	74,086	(717,751)	2.4981	148,173	(1,435,501)
Derivatives	Depreciation	4.9962	4.9220	74,692	204,814	3.7472	1,257,505	3,448,219	2.4981	2,515,009	6,896,438
				(3,213)	(59,064)		(54,093)	(994,385)		(108,185)	(1,988,770)

		Closing	Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
		exchange	Exchange	Effect on	Exchange	Effect on	Exchange	Effect on
Exposure of R$	Risk	rate	rate	income	rate	income	rate	income
Net debt in foreign subsidiaries	Depreciation	4.9962	5.0704	(1,115,217)	6.2453	(18,775,607)	7.4943	(37,551,214)

			Company
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	(6,672)	(333,591)	(7,180)	13,958	697,909	(467)

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	(5,290)	(402,690)	(9,126)	52,199	(1,214,139)	(10,061)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Non-Deliverable Forwards	American dollar	Short	(940,000)	(4,696,428)	(40,035)	(740,000)	(3,582,562)	35,174

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(857,989)	(4,286,685)	1,704	(398,024)	(1,926,954)	141,124
Non-Deliverable Forwards	American dollar	Short	(1,822,085)	(9,103,501)	(78,842)	(1,306,760)	(6,326,417)	67,656

b1.2 EUR - EURO (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
Exposure		Closing exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	5.3979	5.3221	(9,401)	(13,494)	4.0484	(167,397)	(240,263)	2.6990	(334,795)	(480,527)
Financial	Depreciation	5.3979	5.3221	80	119	4.0484	1,428	2,123	2.6990	2,855	4,247
Derivatives	Depreciation	5.3979	5.3221	9,667	7,420	4.0484	172,125	132,116	2.6990	344,251	264,234
				346	(5,955)		6,156	(106,024)		12,311	(212,046)

			Company
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	Euro	Long	(12,755)	(688,502)	2,269	(9,000)	(481,644)	1,805

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Short	(10,845)	(791,602)	2,609	(5,600)	(663,598)	2,486
Deliverable Forwards	Euro	Long	49,937	269,555	590	60,885	325,834	(9,126)
Non-Deliverable Forwards	Euro	Short	(1,189)	(6,420)	25	4,587	24,550	(3,157)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

b1.3 GBP - British Pound (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation -50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	6.3122	6.2206	(1,685)	(17,563)	4.7342	(29,039)	(302,605)	3.1561	(58,078)	(605,210)
Financial	Depreciation	6.3122	6.2206	—	1,015	4.7342	—	17,490	3.1561	—	34,981
Derivatives	Depreciation	6.3122	6.2206	2,262	10,041	4.7342	38,978	173,010	3.1561	77,956	346,019
				577	(6,507)		9,939	(112,105)		19,878	(224,210)

			Company
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Long	(2,470)	(155,911)	175	(2,470)	(152,117)	761

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Long	(1,470)	(219,033)	246	(1,470)	(213,703)	1,069

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

			Consolidated
			March 31, 2024			December 31, 2023
			Notional	Notional		Notional	Notional
Instrument	Risk factor	Nature	(GBP)	(R$)	Fair value	(GBP)	(R$)	Fair value
Deliverable Forwards	British pound	Short	(10,120)	(63,876)	75	(11,296)	(69,565)	978
Non-Deliverable Forwards	British pound	Short	(64,816)	(409,129)	(5,446)	(76,350)	(470,206)	315

b1.4 MXN - Mexican Peso (amounts in thousands of R$):

			Scenario (i)		Scenario (ii)		Scenario (iii)
		Closing	VaR 99% I.C. 1 day		Interest rate variation - 25%		Interest rate variation - 50%
		exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated
Operating	Appreciation	0.3008	0.2970	(10,803)	0.2256	(214,923)	0.1504	(429,846)
Derivatives	Appreciation	0.3008	0.2970	(6)	0.2256	(121)	0.1504	(242)
				(10,809)		(215,044)		(430,088)

Consolidated
			March 31, 2024			December 31, 2023
			Notional	Notional		Notional	Notional
Instrument	Risk factor	Nature	(MXN)	(R$)	Fair value	(MXN)	(R$)	Fair value
Deliverable Forwards	Mexican peso	Long	1,611	485	-	-	-	-

b1.5	AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income		Effect on income		Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Consolidated	Exchange rate	Consolidated	Exchange rate	Consolidated
Operating	Appreciation	3.2600	3.2133	(19)	2.4450	(324)	1.6300	(647)
Derivatives	Appreciation	3.2600	3.2133	(191)	2.4450	(3,329)	1.6300	(6,657)
				(210)		(3,653)		(7,304)

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Long	4,084	13,315	30	4,190	13,778	(5)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

c.	Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1.	Position balance in commodities (cattle) contracts of the Company:

	Company
EXPOSURE in Commodities (Cattle)	March 31, 2024	December 31, 2023
DERIVATIVES
Future contracts	(75)	(491)
Subtotal	(75)	(491)
NET EXPOSURE	(75)	(491)

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing	Effect on income		Effect on income		Effect on income
Exposure	Risk	price	price	Company	Price	Company	Price	Company

Derivatives	Cattle arroba depreciation	232.30	242.16	(3)	290.37	(19)	348.45	(38)
				(3)		(19)		(38)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Derivatives financial instruments breakdown:

			Company
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Short	(1)	(75)	1	(6)	(491)	1

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

	Seara Alimentos
EXPOSURE in Commodities (Grain)	March 31, 2024	December 31, 2023
OPERATING
Purchase orders	339,538	552,376
Subtotal	339,538	552,376
DERIVATIVES
Future contracts	246,441	—
Subtotal	246,441	—
NET EXPOSURE	585,979	552,376

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(1.95)%	(6,618)	(25.00)%	(84,885)	(50.00)%	(169,769)
Derivatives	Depreciation	(1.95)%	(4,803)	(25.00)%	(61,610)	(50.00)%	(123,221)
			(11,421)		(146,495)		(292,990)

Derivatives financial instruments breakdown:

			Seara Alimentos
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Long	9,067	246,441	3,014	-	-	-

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

c3. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The derivative financial instruments designated at the March 31, 2024, as hedge accounting, according to the cash flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	9,067	246,441	3,014

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c3.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	2024	2023
Cost of sales before hedge accounting adoption	(9,033,673)	(9,053,797)
Derivatives operating income (loss)	6,809	6,809
Currency	(55)	(55)
Commodities	6,864	6,864
Cost of sales with hedge accounting	(9,026,864)	(9,046,988)
Financial income (expense), net excluding derivatives	(74,513)	(100,559)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Derivatives financial income (expense), net	(137,046)	(137,046)
Currency	(14,341)	(14,341)
Commodities	(38,920)	(38,920)
Interests	(83,785)	(83,785)
Financial income (expense), net	(211,559)	(237,605)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
	2024	2023
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:	(152)	(152)
Currency	1	1
Commodities	(153)	(153)
Other comprehensive income	2,509	2,509

	December 31, 2023	OCI	March 31, 2024
Cash Flow Hedge Movement
Hedge accounting operations at Company Seara	(2,660)	2,509	(151)
Deferred income tax on hedge accounting	905	(853)	52
Total of other comprehensive income (expense)	(1,755)	1,656	(99)

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	March 31, 2024	December 31, 2023
Balance sheet:
Derivative (liabilities)/assets	3,014	—
Financial instruments designated as hedge accounting:
Commodities	3,014	—
Derivative (liabilities)/assets	(42,994)	21,656
Financial instruments not designated as hedge accounting:
Commodities	(40,173)	24,097
Interests	(2,821)	(2,441)
Other comprehensive income (expense)	(152)	(2,660)
Currency	1	191
Commodities	(153)	(2,851)
Inventories	1,737	31,845
Currency	(14)	660
Commodities	1,751	31,185

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos
	March 31, 2024	December 31, 2023
Assets:
Designated as hedge accounting	3,014	24,097
Commodities	3,014	—
Not designated as hedge accounting
Currency	—	24,097
Current assets	3,014	24,097
(Liabilities):
Not designated as hedge accounting	42,993	2,441
Currency	40,172	—
Interests	2,821	2,441
Current liabilities	42,993	2,441

c4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	March 31, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	14,515,811	15,639,117
Subtotal	14,515,811	15,639,117
DERIVATIVES
Deliverable Forwards	(6,259,460)	1,883,895
Subtotal	(6,259,460)	1,883,895
NET EXPOSURE	8,256,351	17,523,012

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA
Operating	Depreciation	(1.93)%	(279,720)	(25.00)%	(3,628,953)	(50.00)%	(7,257,905)
Derivatives	Appreciation	(1.93)%	120,620	(25.00)%	1,564,865	(50.00)%	3,129,730
			(159,100)		(2,064,088)		(4,128,175)

Derivatives financial instruments breakdown:

			Consolidated
			March 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(1,252,844)	(6,259,460)	(86,954)	389,130	1,883,895	(9,595)

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	March 31, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	5,838,587	—	—	—	5,838,587	5,934,371	—	—	—	5,934,371
Loans and financing	988,002	158,912	1,272,953	8,729,565	11,149,432	1,297,393	434,060	1,020,575	10,496,073	13,248,101
Estimated interest on loans and financing (1)	626,690	1,191,093	1,107,637	2,131,098	5,056,518	—	—	—	—	—
Derivatives liabilities	85,745	—	—	—	85,745	42,513	—	—	—	42,513
Payments of leases	63,585	62,659	32,307	3,250	161,801	53,037	41,810	38,596	17,587	151,030
Other financial liabilities	180,625	298,750	—	—	479,375	72,680	101,250	—	300,000	473,930

	Consolidated
	March 31, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	27,677,068	—	—	—	27,677,068	30,040,844	—	—	—	30,040,844
Loans and financing	3,814,331	101,074	5,495,465	87,180,729	96,591,599	4,316,360	828,968	5,870,259	85,806,238	96,821,825
Estimated interest on loans and financing (1)	6,253,806	4,362,922	8,848,128	35,498,573	54,963,429	6,598,186	5,095,409	9,247,444	35,778,473	56,719,512
Derivatives liabilities	457,443	—	—	—	457,443	698,361	—	—	—	698,361
Payments of leases	1,733,027	1,168,044	1,786,671	4,424,718	9,112,460	(13,537)	1,420,650	2,141,172	5,365,648	8,913,933
Other financial liabilities	210,397	298,750	—	—	509,147	102,452	101,250	—	300,000	503,702

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at March 31, 2024 an December 31, 2023. Payments in foreign currencies are estimated using the March 31, 2024 and December 31, 2023 exchange rates.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company has future commitment for purchase of grains and cattle whose balances at March 31, 2024 in the amount of R$509,341 (R$442,817 at December 31, 2023), in the Company and R$181.3 billion (R$172.4 billion at December 31, 2023), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at March 31, 2024 is R$166,668 (R$64,754 at December 31, 2023). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at March 31, 2024 is R$594,833 (R$325,989 at December 31, 2023). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at March 31, 2024 is R$83,553 (R$250,540 in 31 de dezembro de 2023). This guarantee is larger than its collateral.

The Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the three-month period ended March 31, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

27	Subsequent events

a. In reference to the floods that occurred in Rio Grande do Sul, the Company is monitoring the evolution, development and potential impacts on its operations. Our poultry and swine units in Rio Grande do Sul were not significantly impacted by the rains and are already operating. The initial impacts suffered in these units were a consequence of flooding and logistical disruption in the region, which we are managing to overcome thanks to the efforts of our team and the State.

The Company is providing support to the families and our employees affected by the tragedy through the donation of food, emergency items and the anticipation of the 13th salary to employees in Rio Grande do Sul. In addition, all our units in Brazil came together to collect and donate inputs to our employees and local communities, through the “Fazer o Bem Faz Bem” program.

b. On May 13, 2024, the Company announced settlements for early redemption of CRA debts due in April of 2028, December of 2031 and December of 2036 and the extraordinary amortization of the series due in November of 2027, totaling the approximate amount of R$1.9 billion to be settled in May of 2024.

* * * * *

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

28	Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on May 14, 2024.

BOARD OF DIRECTORS

Chairman:

Vice-Chairman:

Board Member:

Board Member:

Independent Board Member:

Independent Board Member:

Independent Board Member:

Independent Board Member:

Independent Board Member:

Independent Board Member:

Independent Board Member:

Jeremiah Alphonsus O’Callaghan

José Batista Sobrinho

Wesley Mendonça Batista

Joesley Mendonça Batista

Alba Pettengill

Gelson Luiz Merisio

Cledorvino Belini

Francisco Turra

Carlos Hamilton Vasconcelos Araújo

Kátia Regina de Abreu Gomes

Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the three month period ended March 31, 2024, at May 13, 2024. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Paulo Sérgio Cruz Dortas Matos
Committee Member:	Gelson Luiz Merisio

Notes to the condensed financial statements for the three month period ended March 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated condensed interim financial statements including the proposal for the earning allocation for the three month period ended March 31, 2024, at May 14, 2024, and validated these financial condensed interim financial statements approved by the Company’s Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at May 14, 2024, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i)	They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the three month period ended March 31, 2024, and

(ii)	They reviewed, discussed and agreed with the condensed interim financial statements for the three month period ended March 31, 2024.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Accounting Director:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *